UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP, special counsel to Scorpio Tankers Inc.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-186815) that was filed with the U.S. Securities and Exchange Commission with an effective date of February 25, 2013.

Exhibit 5.1

       May 12, 2014

Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000

Re: 6.75% Senior Unsecured Notes Due 2020

Ladies and Gentlemen:

We have acted as special counsel to Scorpio Tankers Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company"), in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations promulgated thereunder of $57,500,000 of the Company's 6.75% Senior Unsecured Notes due 2020 (the "Notes"), including up to $7,500,000 Notes that may be purchased pursuant to an option granted by the Company to the underwriters, pursuant to a registration statement on Form F-3 (333-186815) (the "Registration Statement"), and the prospectus contained therein, as amended and supplemented (the "Prospectus"). The Notes will be issued pursuant to an indenture dated as of May 12, 2014 (the "Base Indenture"), as amended and supplemented by the First Supplemental Indenture dated as of May 12, 2014 (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), between the Company and Deutsche Bank Trust Company Americas, as Trustee, and sold by the Company pursuant to the Underwriting Agreement, dated May 6, 2014, among the Company and Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters named therein (the "Underwriting Agreement").

In our capacity as counsel to the Company we have examined (a) the Registration Statement, including the Prospectus (b) the Base Indenture and the Supplemental Indenture, (c) the form of the Notes attached to the Supplemental Indenture, (d) the Underwriting Agreement and (e) the originals, or copies identified to our satisfaction, of such corporate records and corporate actions of the Company, certificates of public officials, officers of the Company and other persons, and such other documents, agreements and instruments as we have deemed necessary as a basis for the opinions expressed below. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies, the genuineness of the signatures of persons signing all documents, the persons identified as officers of the Company are serving as such and, as to factual matters, the truth, accuracy and completeness of the information, representations and warranties contained in the Registration Statement, including the Prospectus, the Underwriting Agreement and such other documents, agreements and instruments.

Based on and subject to the foregoing and the other assumptions, exclusions and qualifications in this letter, we are of the opinion that when the Notes have been duly executed by the Company and authenticated by the Trustee in accordance with the Base Indenture and the Supplemental Indenture and delivered to and paid for by the purchasers thereof pursuant to the Underwriting Agreement and as contemplated by the Registration Statement and the Prospectus Supplement, the Notes will constitute binding obligations of the Company.

This opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the laws of the Republic of the Marshall Islands as in effect on the date hereof.  This opinion is as of the date hereof and we have no responsibility to update this opinion for events and circumstances occurring after the date hereof or as to facts relating to prior events that are subsequently brought to our attention.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Securities Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement.

Very truly yours,

/s/ Seward & Kissel LLP

SEWARD & KISSEL LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: May 12, 2014	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer